July 8, 2011

Eric Atallah, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

On behalf of Titan Energy Worldwide, Inc. (the “Company”), we are responding to comment #2 of your letter dated April 26, 2011 and our subsequent conversations.

Comment 2

Note 4 Notes Payable page F-13

We acknowledge that since the convertible notes in question are convertible at the current market price at the date of conversion, in theory there is an unlimited number of shares that could be issued upon conversion, which would require separating the conversion feature and accounting for it as a derivative. As we stated in our previous response, however, we believe there is a practical limitation in applying that concept since we currently have enough authorized shares to cover all convertible and potentially dilutive securities even if our stock price were to decrease to $0.001 per share. We do not believe it is practical that our stock would decrease to $0.001 where the Company would still be in existence. As such, we do not believe bifurcating the conversion option is required.

In our discussion about the accounting for these convertible notes, you have requested that we do an analysis as to the materiality of the two different accounting treatments. The following is a summary of the approach used to determine the fair value of the conversion option as though it had been bifurcated and accounted for as a derivative.

The convertible notes were issued with detachable warrants equal to two times the principal balance of the notes. These detachable warrants had an exercise price of $.01 and five year term from the date of the note. For purpose of this analysis these warrants are described as “Investment Warrants”. The Investment Warrants were valued using the Black-Scholes method on the issuance date. The proceeds from the convertible notes then were allocated to the debt and Investment Warrants based on their relative fair values. The amount allocated to the Investment Warrants would be $217,290 and amortized to expense over the life of the notes.

Each note on the issuance date had a conversion feature described as follows:

The convertible notes have a conversion feature that allows the note holder to convert the note into common stock. The formula for determining the number of shares to be received is the principal and unpaid interest divided by the market price per share on the date of conversion. In our analysis, the common stock issuable upon conversion are referred to as “Conversion Shares.” The convertible notes also had a feature that if the note holder converted the note, the note holder would receive additional warrants. The number of warrants to be received is determined by multiplying the principal balance by ten. In our analysis these warrants are described as “Conversion Warrants.”

To determine fair value of the conversion features at each balance sheet date, the Company calculated a “Discounted Stock Price” since the Company does not believe its quoted market price is representative of fair value for these shares. The implicit discount was reviewed against comparative company data and other qualitative data. We calculated the weighted average discount rate when the notes were issued and we have apply such rate to all the future periods. The aggregate initial fair value of the conversion feature for all convertible notes at the various dates of issuance was $496,185, which is adjusted to fair value each reporting period. The beginning fair value of the conversion feature plus the Investment Warrants exceed the total proceeds received with the difference charged to interest expense in the period in which the notes were issued. The fair value of the conversion feature was determined at each reporting period as follows:

1.	Fair value of the Conversion Shares was calculated by multiplying the number of shares by the discounted stock price for the subsequent period. The weighted average discount rate was 71%
2.
Fair value of the Conversion Warrants was calculated using the Black-Scholes model, which effectively results in multiplying the number of Conversion Warrants times the discounted stock price and subtracting the $0.01 exercise price.

The accounting using a fair value approach for the conversion feature is summarized in schedule 1 attached hereto, and the comparison of the Company’s accounting and fair value accounting is set forth on the attachment entitled “Comparison.” As shown on the Comparison tab, the fair value method results in an overstatement of the loss for the year ended December 31, 2009 of $195,154 or 14.3% of the net loss. For the year ended December 31, 2010, the difference of the two methods resulted in an overstatement of the loss by $209,612 or 5.7% of the net loss. On a cumulative basis including the period ended June 30, 2011, the fair value method results in an overstatement of our reported loss of $405,275 or 5.7% of our estimated cumulative net loss for the period January 1, 2009 to June 30, 2011.

Staff Accounting Bulletin 99 (“SAB 99”) states that materiality must include qualitative facts and circumstances. The above fair value accounting is a non-cash item and given that the Company has not generated positive cash flow in its history, we do not feel that if these items were recorded it would have a significant impact on our stock price. Furthermore, these adjustments do not change the trend in our losses as the amount of the difference is not large enough to create net income and the amounts being roughly the same the trend would be consistent as nearly doubling the loss in 2009 in to 2010

We believe that the fair value amounts involved our subjective level 3 inputs as to the correct discounted stock price. We noted that a 5% percent change in the discount rate would only change the error by approximately $16,500. Presently there are $175,000 of these notes still outstanding with related conversion options and conversion warrants with a fair value of approximately $50,000 which is immaterial to our balance sheet at June 30, 2011 as our total liabilities will be approximately $7 million. The notes that did convert resulted in the issuance of 3.6 million shares and if all the outstanding notes converted at today’s stock price it would be 1.5 million additional shares as four note holders totaling $75,000 have requested cash payout. The cumulative adjustment impact on our accumulated deficit is only 1.4%

Based on both the quantitative and qualitative, the Company believes that it should not be required to restate any filings for prior periods. We have attached the following schedules to assist your review process:

Comparison: This schedule compares Titan Energy Worldwide, Inc accounting to the fair value accounting for each reporting period.

Schedule 1 – is a detail of the transactions for fair value accounting.

Schedule 2 – the calculation of the fair value at each reporting date and when the debt was converted or issued,

Schedule 3 –is the calculation of the fair value at date of issuance for each of the notes.

Comparison of Accounting for 8% Convertible Notes

	Titan	Sec		Net loss	Percentage
Income Statement	Accounting	Accounting		for each	of
Period ending	Debit (Credit)	Debit (Credit)	Difference	period	misstatement
March 31, 2009	-	-	-	276,327.00	0%
June 30, 2009	4,009.73	32,667.73	28,658.00	285,572.00	10.0%
September 30, 2009	42,443.18	(187,814.00)	(230,257.18)	189,033.00	-121.8%
December 31, 2009	58,244.13	64,689.00	6,444.87	614,438.00	1.0%
Year ended December 31 ,2009	104,697.04	(90,457.27)	(195,154.31)	1,365,370.00	-14.3%

March 31, 2010	53,657.07	123,775.22	70,118.15	553,992.00	12.7%
June 30, 2010	145,148.68	(29,013.00)	(174,161.68)	616,046.00	-28.3%
September 30, 2010	33,633.68	(52,612.00)	(86,245.68)	1,235,190.00	-7.0%
December 31, 2010	-	(19,323.00)	(19,323.00)	1,268,892.00	-1.5%
Year ended December 31, 2010	232,439.43	22,827.22	(209,612.21)	3,674,120.00	-5.7%

March 31, 2011	-	4,627.00	4,627.00	1,032,186.00	0.4%
June 30, 2011		(5,235.00)	(5,235.00)	1,000,000.00	Estimate loss
Total	337,136.47	(68,238.06)	(405,374.53)	7,071,676.00	-5.7%

Schedule 1

SEC Fair Value Accounting for Convertible Notes

		Income statement					Balance sheet
										Fair value
Date	Transactions	Debt Discount	Change in	Interest	Net income			Convertible	Debt	Note	Paid in
		Amortization	Fair value	Expense	impact		Cash	Debt	Discount	Conversion	Capital
June 15-30	Issuance of debt						260,000	(260,000)
June 15-30	Fair value assigned			81,916	81,916				112,436	(229,480)	(112,436)
June30	Amortization debt discount	4,010			4,010				(4,010)
June 30	Fair value changes		(53,258)		(53,258)					53,258
June 30	Balances June 30	4,010	(53,258)	81,916	32,668		260,000	(260,000)	108,426	(176,222)	(112,436)
July	July debt issuance						190,000	(190,000)
July	Fair value assigned			25,027	25,027				56,003	(159,024)	(56,003)
Aug	August debt issuance						130,000	(130,000)
Aug	Fair value assigned			26,532	26,532				48,851	(107,681)	(48,851)
Sept 30	Otr. Amortization debt discount	42,443			42,443				(42,433)
Sept 30	Fair value change		(281,816)		(281,816)	(187,814)				281,816
Sept 30	Balances at Sept 30	46,453	(335,074)	133,475	(155,146)		580,000	(580,000)	170,847	(161,111)	(217,290)
Dec 31	Otr. Amortization debt discount	58,244			58,244				(58,244)
Dec 31	Fair value change		6,445		6,445	64,689				(6,445)
Dec 31, 2009	Balances Dec 31, 2009	104,697	(328,629)	133,475	(90,457)		580,000	(580,000)	155,036	(167,556)	(217,290)

Feb 5, 2010	Conversions Debt	5,029	14,286		19,315			50,000	(5,029)	14,286	(50,000)
March 31	Otr. Amortization debt discount	107,563			107,563				(107,563)
March 31	Fair value change		(3,103)		(3,103)					3,103
March 31 2010	Balances March 31	112,592	11,183		123,775		580,000	(530,000)	-	(150,167)	(267,290)
June	Conversions Debt		(32,593)		(32,593)			110,000	-	32,593	(110,000)
June 30	Otr. Amortization debt discount				-				-
June 30	Fair value change		3,580		3,580	(29,013)				(3,580)
June 30 2010	Balances June 30	112,592	(17,830)		94,762		580,000	(420,000)	-	(121,154)	(377,290)
July 15	Conversion of Debt		(25,500)		(25,500)			85,000	-	25,500	(85,000)
July 15	Payment of debt		(15,000)		(15,000)		(50,000)	50,000	-	15,000
Sept 15	Payment of debt		(14,545)		(14,545)		(50,000)	50,000	-	14,545
Sept 30	Otr. Amortization debt discount		-		-				-
Sept 30	Fair value change		2,433		2,433	(52,612)				(2,433)
Sept 30,2010	Balances Sept 30	112,592	(70,442)		42,150		480,000	(235,000)	-	(68,542)	(462,290)
October 15	Conversion of Debt		(2,979)		(2,979)			10,000		2,979
Nov 4	Conversion of Debt		(7,143)		(7,143)			25,000		7,143
Dec 8	Conversion of Debt		(7,692)		(7,692)			25,000		7,692
Dec 31	Fair value change		(1,509)		(1,509)	19,323				1,509
Dec 31	Balance Dec 31. 2010	112,592	(89,765)		22,827		480,000	(175,000)	-	(49,219)	(462,290)

Mar 31 2011	Fair value change		4,627		4,627					(4,627)
March 31	Balances March 31		4,627		4,627		480,000	(175,000)	-	(53,846)	(462,290)
June 30	Fair value change		(5,235)		(5,235)					5,235
June 30	Balnces June 30,2011		(608)		(608)		480,000	(175,000)	-	(48,611)	(462,290)

schedule 2

Computation of Fair Value on Specific Dates

							Debt
Issue Date	Convertible	Conversion	Conversion	Stock	Discounted		Conversion
	Notes	Shares (1)	Warrants	Price (2)	Stock Price (4)	Discount	Feature

June 30, 2009	260,000.00	1,444,444.00	2,600,000.00	0.18	0.05	71.0%	176,222
Sept 30 , 2009	580,000.00	3,222,222.00	5,800,000.00	0.18	0.05	71.0%	161,111
Dec 31, 2010	580,000.00	1,288,889.00	5,800,000.00	0.45	0.13	71.0%	167,556
Feb 5, 2010	50,000.00	71,429.00	500,000.00	0.70	0.20	71.0%	14,286
Mar 31, 2010	530,000.00	883,333.00	5,300,000.00	0.60	0.17	71.0%	150,167
June 20, 2010	110,000.00	203,704.00	1,100,000.00	0.54	0.16	71.0%	32,593
June 30, 2010	420,000.00	807,692.00	4,200,000.00	0.52	0.15	71.0%	121,154
July 15, 2010	85,000.00	170,000.00	850,000.00	0.50	0.15	71.0%	25,500
July 15, 2010	50,000.00	100,000.00	500,000.00	0.50	0.15	71.0%	15,000
Sept 15,2010	50,000.00	90,909.00	500,000.00	0.55	0.16	71.0%	14,545
Sept 30, 2010	235,000.00	489,583.00	2,350,000.00	0.48	0.14	71.0%	68,542
October 15 2010	10,000.00	21,277.00	100,000.00	0.47	0.14	71.0%	2,979
November 4, 2010	25,000.00	59,524.00	250,000.00	0.42	0.12	71.0%	7,143
Dec 4,2010	25,000.00	96,154.00	250,000.00	0.26	0.08	71.0%	7,692
Dec 31, 2010	175,000.00	546,875.00	1,750,000.00	0.32	0.09	71.0%	49,219
Mar 31, 2011	175,000.00	673,077.00	1,750,000.00	0.26	0.08	71.0%	53,846
June 30, 2011	175,000.00	972,222.00	1,750,000.00	0.18	0.05	71.0%	48,611

Schedule 3

Fair value at Issuance debt
Date	Debt	Conversion	Investment	Conversion	Stock price	Discounted	Implicit	Debt	Investment		Interest	Weighted average
Issued	Proceeds	Shares	Warrants	Warrants	at Issuance	Stock price	Discount	Conversion	Warrants		expense	calculation
15-Jun	$50,000.00	263,158	100,000	500,000	$0.19	$0.06	65.9%	$44,511	$32,407			32,974.50
16-Jun	$25,000.00	71,429	50,000	250,000	$0.35	$0.08	78.5%	$21,688	$19,362			19,625.00
18-Jun	$95,000.00	395,833	190,000	950,000	$0.24	$0.07	71.1%	$83,847	$31,984			67,545.00
22-Jun	$40,000.00	166,667	80,000	400,000	$0.24	$0.07	71.1%	$35,304	$12,748			28,440.00
23-Jun	$50,000.00	208,333	100,000	500,000	$0.24	$0.07	71.1%	$44,130	$15,935			35,550.00
30-Jun	$260,000.00	1,105,420	520,000	2,600,000				$229,480	$112,436	$341,916	$81,915.78

2-Jul	$25,000.00	147,059	50,000	250,000	$0.17	$0.06	62.2%	$21,324	$6,203			15,550.00
10-Jul	$25,000.00	138,889	50,000	250,000	$0.18	$0.06	64.6%	$20,833	$6,480			16,150.00
14-Jul	$75,000.00	416,667	150,000	750,000	$0.18	$0.06	64.6%	$62,500	$19,439			48,450.00
20-Jul	$25,000.00	83,333	50,000	250,000	$0.30	$0.07	75.7%	$20,833	$9,262			18,925.00
29-Jul	$15,000.00	50,000	30,000	150,000	$0.30	$0.07	75.7%	$12,500	$5,557			11,355.00
31-Jul	$25,000.00	86,207	50,000	250,000	$0.29	$0.07	75.0%	$21,034	$9,062			18,750.00
31-Jul	$190,000.00	922,155	380,000	1,900,000				$159,024	$56,003	$215,027	$25,027.00

11-Aug	$100,000.00	294,118	200,000	1,000,000	$0.34	$0.07	78.0%	$80,588	$40,173			78,000.00
13-Aug	$10,000.00	37,037	20,000	100,000	$0.27	$0.07	73.6%	$8,593	$3,473			7,360.00
20-Aug	$10,000.00	50,000	20,000	100,000	$0.20	$0.07	66.5%	$9,500	$2,820			6,650.00
21-Aug	$10,000.00	66,667	20,000	100,000	$0.15	$0.06	61.6%	$9,000	$2,385			6,160.00
	$130,000.00	447,822	260,000	1,300,000				$107,681	$48,851	$156,532	$26,532.00

Total	580,000.00	2,475,397.0	1,160,000.0	5,800,000.0				$496,185.00	$217,289.78	$713,474.78	$133,474.78	411,484.50
												71%